SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Series of Securities)

18538Q 10 5

(CUSIP number)

D. Bruce Sewell

Senior Vice President and General Counsel

Cary I. Klafter

Vice President and Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

Copy to:

Gregory T. Davidson

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

(650) 849-5300

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2008

(Date of Event Which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 18538Q 10 5	13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,759,999*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 86,759,999*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,759,999*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒**
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 36.2%*
14		TYPE OF REPORTING PERSON CO

* See discussion in Items 4 through 6 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D, the Reporting Person and certain other beneficial owners of Class A Common Stock identified herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

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** See the footnotes to the table in Item 5(a)-(b) of this Statement on Schedule 13D.

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). The address of the Issuer’s principal executive offices is 4400 Carillon Point, Kirkland, Washington 98033.

Item 2. Identity and Background

(a) – (c) and (f)

This Statement is being filed by Intel Corporation, a Delaware corporation (“Reporting Person” or “Intel”). The address of the principal executive office of the Reporting Person is 2200 Mission College Boulevard, Santa Clara, California 95054-1549. The Reporting Person is the world’s largest semiconductor chip maker, based on revenue, focused on developing advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.

(d) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Capitalized terms used in this Item 3, but not otherwise defined herein, shall have the meanings ascribed to them in Item 4.

The Class A Common Stock beneficially owned by the Reporting Person through Intel Capital Corporation, a Delaware corporation wholly-owned by the Reporting Person (“Intel Capital”), Intel Capital (Cayman) Corporation, a Cayman Islands company wholly-owned by the Reporting Person (“Intel Cayman”), and Middlefield Ventures, Inc., a wholly owned subsidiary of the Reporting Person (“Middlefield”), was acquired in the Clearwire Merger (as defined in Item 4 below).

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The Class A Common Stock beneficially owned by the Reporting Person through Intel Capital Wireless Investment Corporation 2008A (“Intel Entity A”), Intel Capital Wireless Investment Corporation 2008B (“Intel Entity B”) and Intel Capital Wireless Investment Corporation 2008C (“Intel Entity C” and collectively with Intel Entity A and Intel Entity B, the “Intel Entities”), each a Delaware corporation and wholly owned subsidiary of Intel Capital and the Reporting Person, was acquired with working capital of the Reporting Person provided to the Intel Entities.

Item 4.	Purpose of Transaction

On May 7, 2008, Clearwire Corporation (“Old Clearwire”) entered into a transaction agreement with Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), Google Inc., a Delaware corporation (“Google”) and the Reporting Person (as amended or supplemented, the “Transaction Agreement”) to combine Old Clearwire’s and Sprint’s respective Worldwide Inter-Operability for Microwave Access (“WiMAX”) businesses in conjunction with Comcast, TWC, BHN, Google and the Reporting Person contributing an aggregate of $3.2 billion in capital to the Issuer. The transactions contemplated by the Transaction Agreement (the “Transactions”) are governed by the terms of the Transaction Agreement and the various other agreements related to the Transactions. The closing of the Transactions occurred on November 28, 2008 (the “Closing”).

This Schedule 13D is filed to report the Reporting Person’s acquisition of beneficial ownership of 36,759,999 shares of Class A Common Stock as a result of the Clearwire Merger and 50,000,000 shares of Class A Common Stock (which number of shares is subject to a post-closing adjustment as described below) as a result of the investment described below, as provided for and upon satisfaction or waiver of the conditions set forth in the Transaction Agreement.

Transaction Agreement

In accordance with the Transaction Agreement, at or before the Closing:

•

Old Clearwire formed the Issuer as its direct, wholly-owned subsidiary, which in turn formed a Delaware limited liability company as its direct, wholly-owned subsidiary (“Clearwire Communications”), which in turn formed a Delaware limited liability company as its direct, wholly-owned subsidiary (“Clearwire LLC”); and

•

the Class B common stock, par value $0.0001 per share, of Old Clearwire (“Old Clearwire Class B Common Stock”) was converted into Class A common stock, par value $0.0001 per share, of Old Clearwire (“Old Clearwire Class A Common Stock”) on a 1:1 basis (the “Conversion”);

•

Old Clearwire merged with and into Clearwire LLC, with Clearwire LLC surviving as a direct, wholly-owned subsidiary of Clearwire Communications (the “Clearwire Merger”), as a result of which each share of Old Clearwire Class A Common Stock beneficially owned by the Reporting Person was converted into one share of Class A Common Stock and each warrant to purchase shares of Old Clearwire Class A Common Stock beneficially

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owned by the Reporting Person was converted into a warrant to purchase the same number of shares of Class A Common Stock;

•

Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”) contributed spectrum and certain other assets associated with Sprint’s WiMAX operations (the “Sprint Assets”) to Clearwire Communications, via the contribution of the equity interests of a subsidiary of Sprint that held the Sprint Assets, in exchange for non-voting equity interests in Clearwire Communications (“Clearwire Communications Class B Common Interests”) and Sprint caused Sprint HoldCo to purchase, for $37,000 in cash, 370 million shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) at par value, which shares are entitled to one vote each but have only nominal equity rights (collectively, the “Sprint Contribution”);

•

the Issuer contributed the cash that it received from Sprint HoldCo to Clearwire Communications in exchange for voting equity interests in Clearwire Communications (“Clearwire Communications Voting Interests”);

•

the Reporting Person, through the Intel Entities, invested $1.0 billion, in Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests and, immediately thereafter, contributed its Clearwire Communications Voting Interests to the Issuer in exchange for an equal number of shares of the Issuer’s Class B Common Stock;

•

Comcast, through Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), and Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), invested $1.05 billion, TWC, through Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), and TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), invested $550 million and BHN, through BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), invested $100 million in Clearwire Communications in exchange for Clearwire Communications Voting Interests and Clearwire Communications Class B Common Interests and, immediately thereafter, contributed its Clearwire Communications Voting Interests to the Issuer in exchange for an equal number of shares of Class B Common Stock; and

•	Google invested $500 million in exchange for Class A Common Stock.

The number of shares of Class B Common Stock and Clearwire Communications Class B Common Interests that the Intel Entities, the Comcast Entities, the TWC Entities and BHN, BHN Spectrum, and Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”) received pursuant to the Transaction Agreement was initially based on a purchase price of $20.00 per share and interest and the number of shares of Class A Common Stock that Google received pursuant to the

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Transaction Agreement was initially based on a purchase price of $20.00 per share, but in each case is subject to a post-closing adjustment based on the trading prices of Class A Common Stock on the Nasdaq Global Select Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the Closing. The aggregate number of shares of Class B Common Stock and Clearwire Communications Class B Common Interests that each of the Intel Entities, the Comcast Entities, the TWC Entities and the BHN Entities and the aggregate number of shares of Class A Common Stock that Goggle ultimately receives for its investment will be equal to its investment amount divided by the volume weighted average price per share of Class A Common Stock for those randomly selected trading days, subject to a cap of $23.00 and a floor of $17.00. The number of Clearwire Communications Class B Common Interests and shares of Class B Common Stock received by Sprint HoldCo in connection with the Sprint Contribution will not be adjusted.

The foregoing summary of certain provisions of the Transaction Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement. The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Person’s beneficial ownership of the Class A Common Stock reported herein was acquired for investment purposes. Depending upon the Reporting Person’s evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person may from time to time explore opportunities for liquidating all or a portion of the Common Stock currently held by the Reporting Person, subject to the transfer restrictions contained in the Rights Agreement and the requirements of applicable securities law.

The Reporting Person has the right to nominate one director to the Issuer’s Board of Directors. As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may, through the Reporting Person’s nominee’s service on the board of directors of the Issuer and otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with the board of directors, management and/or other stockholders on matters which could result in the occurrence of one or more of the events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person, and to the Reporting Person’s knowledge, the persons set forth on Schedule A, have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a)-(b)

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The Reporting Person does not directly own any shares of Class A Common Stock of the Issuer. As of the Closing and as a result of the Transactions, by reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 86,759,999 shares of Class A Common Stock that are beneficially owned as follows:

•

36,759,999 shares of Class A Common Stock that are beneficially owned as follows: 33,333,333 shares of Class A Common Stock by Intel Capital; 3,333,333 shares of Class A Common Stock by Intel Cayman; and warrants exercisable for 93,333 shares of Class A Common Stock by Middlefield; and

•

50,000,000 shares of Class A Common Stock that are beneficially owned as follows: 16,666,666 shares of Class B Common Stock and Clearwire Communications Class B Common Interests by Intel Entity A; 16,666,667 shares of Class B Common Stock and Clearwire Communications Class B Common Interests by Intel Entity B; and 16,666,667 shares of Class B Common Stock and Clearwire Communications Class B Common Interests by Intel Entity C.

Each share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, is exchangeable at any time, subject to certain limited exceptions, beginning on the date that is 181 days after the Closing, at the option of the holder, into one fully paid and nonassessable share of Class A Common Stock of the Issuer.

In addition, by virtue of the Equityholders’ Agreement entered into at the Closing (see Item 6), the Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the 86,759,999 shares of Class A Common Stock beneficially owned by the Reporting Person and the following shares which are reported separately from this Statement on Schedule 13D, based upon the information set forth in the Statement on Schedule 13D dated December 5, 2008 filed by such persons: 370,000,000 shares of Class A Common Stock beneficially owned by the Sprint Entities, 52,500,000 shares of Class A Common Stock beneficially owned by the Comcast Entities, 35,922,958 shares of Class A Common Stock beneficially owned by Eagle River Holdings, LLC, a State of Washington limited liability company (“ERH”), 25,000,000 shares of Class A Common stock beneficially owned by Google, 27,500,000 shares of Class A Common Stock beneficially owned by the TWC Entities and 5,000,000 shares of Class A Common Stock beneficially owned by the BHN Entities. The Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by such other persons.

(c) Except as set forth or incorporated herein, neither the Reporting Person nor, to its knowledge, any person listed on Schedule A or named in Item 5(a), has effected any transaction in the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock. Neither the

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filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equityholders’ Agreement

In accordance with the terms of the Transaction Agreement, on November 28, 2008, the Issuer entered into an equityholders’ agreement (the “Equityholders’ Agreement”) with Sprint HoldCo, ERH, Intel A, Intel B, Intel C, Intel Capital, Intel Cayman, Middlefield, Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V, Google, TWC I, TWC II, TWC III, and BHN Spectrum (collectively, the “Equityholders” and, each individually, an “Equityholder”), which sets forth certain rights and obligations of the parties with respect to the governance of the Issuer (as described below), transfer restrictions on the Issuer’s Class A Common Stock and Class B Common Stock (together, the “Common Stock”), rights of first refusal, pre-emptive rights and tag-along rights, among other things.

The Equityholders’ Agreement provides that the board of directors of Clearwire will consist of 13 directors, of which, initially:

•

seven directors will be nominated by Sprint (one of whom must qualify (for so long as there are not more than two independent designees) as an independent director and for service on Clearwire’s Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee);

•	one director will be nominated by ERH;
•	one director will be nominated by the Reporting Person;
•	two directors will be nominated by the Comcast Entities, the TWC Entities, BHN Spectrum and Google (collectively, the “Strategic Investors”) as a group (the “Strategic Investor Group”);
•

one independent director (who must qualify for service on the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve on the Audit Committee) will be nominated by the Reporting Person and the Strategic Investors as a group; and

•

one independent director (who must qualify for service as chairman of the Audit Committee under NASDAQ rules and federal securities laws and be willing to serve as chairman of the Audit Committee) will be nominated by the Nominating Committee.

The number of nominees that an Equityholder has the right to nominate will be subject to adjustment if the number of shares of Common Stock held by such Equityholder is reduced below a certain level, generally 50% of the number of shares it held at the Closing of the Transactions, as adjusted pursuant to the Transaction Agreement. In addition, subject to certain exceptions, if Sprint transfers 25% of the number of shares of Common Stock or equity interests of Clearwire Communications received by it in the Transactions to any other Equityholder, the

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number of nominees that each of Sprint and such transferee Equityholder will be entitled to nominate will be adjusted to be a number equal to the percentage of its respective voting power of Clearwire multiplied by thirteen; and if Sprint undergoes certain change of control transactions, Sprint will only be entitled to nominate a number of directors equal to the lesser of (1) the percentage of its voting power of Clearwire multiplied by thirteen and (2) six. Furthermore, (1) each of ERH and the Reporting Person will have the right to designate a board observer for so long as ERH and the Reporting Person, respectively, has the right to nominate a person for service as a director of Clearwire and (2) each of BHN and the Strategic Investors, as a group, will have the right to designate a board observer for so long as each of BHN and the Strategic Investors, as a group, respectively, owns at least 50% of the number of shares of Clearwire Common Stock received by them in the Transactions.

The Equityholders’ Agreement provides, among other things, that:

The Audit Committee will initially consist of three or more independent directors, including Sprint’s designated director that qualifies as an independent director and the independent director designated by the Reporting Person and the Strategic Investors. The Audit Committee will perform the duties usually reserved for an audit committee, including reviewing and recommending to the full board of directors any transaction involving Clearwire or any of its controlled affiliates on the one hand, and any Equityholder, any affiliate of any Equityholder or any director, officer, employee or associate of Clearwire, an Equityholder or any affiliate of any Equityholder on the other hand (a “Related Party Transaction”) and the approval of a majority of the Audit Committee will be required to approve any matter before it.

Subject to certain limitations and qualifications, the Nominating Committee will consist of five members, including two of Sprint’s designated directors, ERH’s designated director, one of the Strategic Investors’ designated directors and the Reporting Person’s designated director. The Nominating Committee will perform the functions usually reserved for a nominating committee, and the approval of four of the five members of the Nominating Committee will be required to nominate any director the Nominating Committee is responsible for nominating.

Subject to certain limitations and qualifications, Clearwire’s Compensation Committee will consist of four members, including one of Sprint’s designated directors, one of the Strategic Investors’ designated directors, ERH’s designated director and the independent director designated by the Reporting Person and the Strategic Investors. The Compensation Committee will, among other things, determine compensation for the chief executive officer of Clearwire and Clearwire Communications and all executive officers of Clearwire and Clearwire Communications who report directly to the chief executive officer, and the approval of two-thirds of the Compensation Committee will be required to approve such compensation and no other approval of the board of directors will be required with respect to such matters.

The Transactions Committee will consist of all directors other than those directors designated by Sprint who are employees or directors of Sprint or any its affiliates, or who would not be independent directors of Sprint if they were to sit on the board of directors of Sprint or any of its affiliates. Other than the Audit Committee, the Nominating Committee, the Compensation Committee, the Transactions Committee and a possible executive committee, Clearwire will

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establish no other committees other than special committees that may be created from time to time. If the board of directors delegates any authority to a special committee or to an executive committee, then each of Sprint, the Reporting Person, ERH and the Strategic Investors will be entitled to designate at least one designee to any such committee for so long as it has the right to nominate at least one director, unless such designation would in the good faith determination of a majority of the independent directors be inappropriate as a result of a conflict of interest on the part of such designee, the party designating such designee or any of their respective affiliates. Any such designation by Sprint, the Reporting Person, ERH or the Strategic Investors must be initially made within a reasonable period of time following receipt of written notification of the formation of such committee.

Under the Equityholders’ Agreement, Clearwire is required to deliver to Sprint, ERH, the Reporting Person and each Strategic Investor certain quarterly and annual financial statements as well as certain budget variance analyses, subject to certain minimum Clearwire stock ownership requirements on the part of each Equityholder.

The Equityholders’ Agreement provides that certain actions will require the prior approval of at least ten of the 13 directors of Clearwire, except that if there are ten or fewer directors on the board of directors at any time, these actions will require the unanimous approval of the board of directors. These actions include:

•

the appointment or removal of the chief executive officer of Clearwire and Clearwire Communications or of any officer that reports directly to the chief executive officer (except that if Sprint’s ownership in Clearwire falls below 50% of its ownership at the Closing, as adjusted pursuant to the Transaction Agreement, and Sprint no longer nominates a majority of board of directors, the removal of those officers (other than the chief executive officer) will no longer require such approval);

•

the acquisition or disposition of, or the entry into a joint venture involving the contribution by Clearwire or any of its subsidiaries of, assets with a book value in excess of 20% of the consolidated book value of the assets of Clearwire and its subsidiaries, subject to certain exceptions;

•	any change of control of Clearwire or any of its subsidiaries;
•	any action not in accordance with the business purpose of Clearwire; and
•

the funding of (1) the expansion of the business purpose of Clearwire, (2) activities outside of the United States, other than the maintenance of Clearwire’s current operations and assets located outside of the United States, or (3) the acquisition of spectrum outside of the United States.

The Equityholders’ Agreement further provides that the following actions will require the prior approval of a majority of the disinterested directors of Clearwire:

•	any Related Party Transaction; and

•	any transfer of shares by the holder of the largest voting interest in Clearwire as between Sprint, the Strategic Investors (treated as a single holder) and the Reporting Person (as long

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as such holder holds at least 26% of the aggregate voting power of Clearwire) (the “Principal Equityholder”) that constitutes a change of control of Clearwire or any of its material subsidiaries.

Under the Equityholders’ Agreement, the approval of each of Sprint, the Reporting Person and the representative of the Strategic Investors so long as Sprint, the Reporting Person or the Strategic Investors, as a group, own at least 5% of the outstanding voting power of Clearwire, is required to:

•

amend the restated certificate of incorporation of Clearwire (the “Clearwire Charter”), the bylaws of Clearwire (the “Clearwire Bylaws”) or the amended and restated operating agreement governing Clearwire Communications (the “Operating Agreement”);

•	change the size of the board of directors of Clearwire;

•	liquidate Clearwire or Clearwire Communications or declare bankruptcy of Clearwire or its material subsidiaries;

•	effect any material capital reorganization of Clearwire or any of its material subsidiaries, other than a financing transaction in the ordinary course of business;

•	take any action that would cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any Clearwire Class B Common Stock or any equity interests of Clearwire Communications.

The Equityholders’ Agreement provides that amending the Clearwire Charter, the Clearwire Bylaws or the Operating Agreement or changing the size of Clearwire’s board of directors will also require the approval of ERH if ERH then owns at least 50% of the shares of Clearwire Common Stock held by it immediately before the Closing of the Transactions and the proposed action would disproportionately and adversely affect ERH, the public stockholders of Clearwire or Clearwire in its capacity as a member of Clearwire Communications in any material respect as compared to the impact of such action on Sprint, the Reporting Person and the Strategic Investors as stockholders of Clearwire and members of Clearwire Communications.

The Equityholders’ Agreement provides that any amendment to the Operating Agreement requires the prior approval of a majority of the directors who have been nominated as independent directors by the Nominating Committee and those directors who are independent directors nominated by one or more Equityholders other than those independent directors who are current or former directors, officers or employees of the nominating Equityholder. For as long as any of Sprint, the Reporting Person, or the Strategic Investors as a group, owns at least 50% of the number of shares of Clearwire stock received by it in the Transactions and holds securities representing at least 5% of the outstanding voting power of Clearwire, the written consent of such party will be required before Clearwire enters into a transaction involving the sale of a certain percentage of the consolidated assets of Clearwire and its subsidiaries to, or the

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merger of Clearwire with, certain specified competitors of Sprint, the Reporting Person and the Strategic Investors.

The approval of securities representing at least 75% of the outstanding voting power of Clearwire is required to approve (1) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving Clearwire or Clearwire Communications, (2) any issuance of capital stock of Clearwire or Clearwire Communications that constitutes a change of control of Clearwire or Clearwire Communications, respectively or (3) any sale or disposition of all or substantially all the assets of Clearwire or Clearwire Communications.

Under the Equityholders’ Agreement, the Equityholders and their permitted transferees and designees under the Equityholders’ Agreement will not be able to purchase any Common Stock for at least five years after the Closing, subject to certain exceptions, including the acquisition by an Equityholder of 100% of the outstanding Common Stock that has been approved by a majority of the disinterested directors and a majority of the disinterested stockholders of the Issuer.

Registration Rights Agreement

At the Closing, the Issuer entered into a registration rights agreement with Sprint, ERH the Strategic Investors, the BHN Entities, and the Reporting Person (the “Registration Rights Agreement”), with respect to their shares of Common Stock. Under the Registration Rights Agreement, each of the Strategic Investors, Sprint, ERH and the Reporting Person is entitled to a specified number of demands, varying from one to eight, that the Issuer prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement relating to the sale of the Class A Common Stock and any common stock of the Issuer issued in respect of Class A Common Stock or other securities of the Issuer issued with respect to such common stock (“Registrable Securities”), including in an underwritten offering, provided that such Registrable Securities have an aggregate price to the public of not less than $50 million. In addition, if the Issuer becomes eligible to use Form S-3, each of the Strategic Investors, Sprint, ERH and the Reporting Person may also demand that the Issuer prepare and file with the SEC a registration statement on Form S-3 relating to the sale of their Registrable Securities, provided that the Registrable Securities to be sold have an aggregate price to the public of not less than $10 million. After the Issuer becomes eligible to use Form S-3, the Issuer is required to file a shelf registration statement with the SEC providing for the registration and sale of the Registrable Securities on a delayed or continuous basis.

With respect to a shelf registration, the Issuer must (a) prepare and file a shelf registration statement with the SEC as promptly as practicable, but no later than 60 days, after the Issuer becomes eligible to use Form S-3 and (b) use its commercially reasonable efforts to have the shelf registration statement declared effective as promptly as reasonably practicable after filing. The Issuer will be required to use reasonable efforts to keep the shelf registration effective, subject to certain limitations, until the earlier of the date on which (1) all the Registrable Securities have been sold thereunder and (2) another registration statement is filed. For as long as the Strategic Investors, Sprint, ERH and the Reporting Person are entitled to demand

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registration of their Issuer securities, they will be entitled to demand that the Issuer effect an offering (a “Takedown”), under the shelf registration statement. On that demand, the Issuer will be required to promptly give notice of such requested Takedown to all persons that may be entitled to participate in such offering, and promptly supplement the prospectus included in the shelf registration statement so as to permit the sale of the securities covered by the requested Takedown and any other securities requested to be included by those entitled to participate in such sale, provided that such securities have an aggregate price to the public of not less than $10 million. For as long as the Strategic Investors, Sprint, ERH and the Reporting Person are entitled to demand registration of their Issuer securities, they will be entitled to demand that the Issuer effect an underwritten offering under the shelf registration statement.

No demands for registration may be made between the Closing and the date of the purchase price adjustment pursuant to the Transaction Agreement.

In addition, with respect to underwritten offerings of securities, each of the Strategic Investors, Sprint, ERH and the Reporting Person has agreed that, for a period of 90 days (subject to one extension of not more than 17 days in certain circumstances) after the effective date of the registration statement, it will not (1) transfer or purchase, or enter any agreement to transfer or purchase, any shares of Common Stock or any securities convertible into Common Stock held immediately before the effectiveness of the registration statement for such offering, or (2) subject to certain exceptions, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock.

The Registration Rights Agreement also provides each of the Strategic Investors, Sprint, ERH and the Reporting Person with piggyback registration rights such that if the Issuer proposes to file a registration statement in connection with a public offering of any class of Common Stock, with certain limited exceptions, the Issuer will be required to give prompt written notice of such proposed filing to each of the Strategic Investors, Sprint, ERH and the Reporting Person and register such number of securities as each of the Strategic Investors, Sprint, ERH and the Reporting Person may request in writing within 20 days of receiving such notice.

In addition, the Issuer will bear all registration expenses specified in the Registration Rights Agreement as well as all other expenses incurred by it in connection with the performance of its obligations under the Registration Rights Agreement. The Registration Rights Agreement requires the Issuer to indemnify each holder of Registrable Securities against certain losses that may be suffered by such holders in connection with registrations made pursuant to the Registration Rights Agreement.

Operating Agreement

General

At the Closing, the Issuer entered into the Clearwire Communications Amended and Restated Operating Agreement (the “Operating Agreement”), which will govern Clearwire Communications. The Operating Agreement provides that the business and operations of Clearwire Communications will be managed by the Issuer, as managing member, and sets forth,

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among other things, certain transfer restrictions on membership interests in Clearwire Communications, rights of first refusal and preemptive rights.

Allocations and Distributions

Under the Operating Agreement, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members for capital account purposes and for tax purposes in a manner that results in the capital account balance of each member, immediately after making the allocation, being as nearly as possible equal to the amount of the distributions that would be made to the member if Clearwire Communications sold all of its assets for cash and distributed its net assets in liquidation. Under the Operating Agreement, liquidating distributions made by Clearwire Communications generally will be made on a pro rata basis to the holders of Clearwire Communications Class B Common Interests and holders of Class A non-voting common interests in Clearwire Communications (the “Clearwire Communications Class A Common Interests” and, together with the Clearwire Communications Class B Common Interests, the “Clearwire Communications Common Interests”). Accordingly, it is expected that, subject to the discussion of Section 704(c) immediately below, items of income, gain, loss or deduction of Clearwire Communications generally will be allocated among the members, including the Issuer, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member.

The Issuer (through the Clearwire Merger) and Sprint transferred to Clearwire Communications assets (“built-in gain assets”), whose fair market value is greater than the current basis of those assets for tax purposes. Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations thereunder require taxpayers that contribute built-in-gain property to a partnership to take into account the difference between the value of the contributed property for capital account purposes (initially equal to the fair market value of the contributed property on contribution) and the tax basis of the property through allocations of income, gain, loss and deduction of the partnership, using one of the permissible methods described in the Treasury regulations under Section 704(c). Under the Operating Agreement, all of the built-in gain assets contributed by the Issuer and 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “remedial” method. Under that method, the non-contributing members will be allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their amortization with respect to the built-in gain assets for capital account purposes, and the contributing member (the Issuer, in the case of former Issuer assets) will be allocated a matching item of “phantom” ordinary income. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint will be accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from that asset. The effect of the traditional method is that some of the burden of the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.

If Clearwire Communications sells a built-in gain asset in a taxable transaction, then the tax gain on the sale of the asset generally will be allocated first to the contributing member (the

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Issuer or Sprint) in an amount up to the remaining (unamortized) portion of the built-in gain that was previously credited to the Issuer or Sprint (as the case may be) for capital account purposes.

In general, under the Operating Agreement, Clearwire Communications may make distributions to its members, including the Issuer, from time to time at the discretion of the Issuer, in its capacity as managing member of Clearwire Communications. Such distributions generally will be made to the members, including the Issuer, on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member at the record date for the distribution. Clearwire Communications generally may not make any distributions, other than tax distributions, to its members unless a corresponding distribution or dividend is paid by the Issuer to its stockholders contemporaneously with the distributions made to the members of Clearwire Communications.

If the Issuer would be liable for tax on the income and gains of Clearwire Communications allocated to it under the Operating Agreement, then three business days prior to each date on which the Issuer is required to make a deposit or payment of taxes, Clearwire Communications will be required to make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to the Issuer in each instance will be the amount necessary to pay all taxes then reasonably determined by the Issuer to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to the Issuer under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to the Issuer.

Exchange of Interests

The Operating Agreement provides that holders of Clearwire Communications Class B Common Interests (other than the Issuer and its subsidiaries) have the right to exchange one Clearwire Communications Class B Common Interest and one share of Class B Common Stock for one share of Class A Common Stock, subject to adjustment of the exchange rate as provided in the Operating Agreement. In addition, under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and Class B Common Stock for Class A Common Stock by transferring to the Issuer a holding company that owns the Clearwire Communications Class B Common Interests and Class B Common Stock in a transaction which the Operating Agreement refers to as a holding company exchange.

At any time that a share of Class B Common Stock is exchanged for a share of Class A Common Stock, one Clearwire Communications Class B Common Interest will be cancelled without any further consideration, and one Clearwire Communications Class A Common Interest and one Clearwire Communications Voting Interest will be issued to the Issuer. In general, at any time that shares of Class A Common Stock are redeemed, repurchased, acquired, cancelled or terminated by the Issuer, the managing member will cause the same number of Clearwire Communications Class A Common Interests and the same number of Clearwire Communications Voting Interests held by the Issuer to be redeemed, repurchased, acquired, cancelled or terminated by Clearwire Communications for the same consideration, if any, as the consideration

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paid by the Issuer for the Class A Common Stock, with the intention that the number of Clearwire Communications Class A Common Interests held by the Issuer will equal the number of shares of Class A Common Stock outstanding.

At any time that the Issuer issues any equity securities (other than compensatory options issued pursuant to an incentive plan or equity securities issued to fund other business activities of the Issuer that have been approved by the Issuer’s board of directors), the following will occur: (1) the Issuer will contribute to the capital of Clearwire Communications an amount of cash equal to the issue price of the Class A Common Stock or other equity securities and (2) Clearwire Communications will issue Clearwire Communications Common Interests or other securities as follows: (a) in the case of an issuance of a number of shares of Class A Common Stock, Clearwire Communications will issue an equal number of Clearwire Communications Class A Common Interests to the Issuer and an equal number of Clearwire Communications Voting Interests registered in the name of the Issuer; and (b) in the case of an issuance of any securities not covered under (a) above, Clearwire Communications will issue to the Issuer an equal number of Clearwire Communications Common Interests or other securities (including Clearwire Communications Voting Interests, if applicable) with rights, terms and conditions that are substantially the same as those of the Issuer equity securities issued.

Restrictions on Transfer

Subject to certain conditions, members may transfer their interests in Clearwire Communications (either with or without the corresponding shares of Class B Common Stock) to then-existing holders of interests in Clearwire Communications or to certain affiliates of the member. However, the Operating Agreement provides that each member of Clearwire Communications will not permit its interests in Clearwire Communications to be held (whether by initial holders or transferees) by more than a specified number of holders, and will not transfer (whether directly or indirectly) any interest in Clearwire Communications, or take any other action, that would result in Clearwire Communications having more than 100 partners for United States federal income tax purposes.

Further, a member or its transferee may transfer its interests in Clearwire Communications only on notice to Clearwire Communications, in accordance with the Operating Agreement and, in the case of a transferee, on delivery of a required transfer agreement to Clearwire Communications. Unless certain conditions are satisfied, none of Sprint, the Reporting Person, the Strategic Investors or their permitted transferees may transfer their respective interests in Clearwire Communications if such transfer or transfers would result in the transferee having voting power in the Issuer equal to or greater than 50% of the voting power that Sprint has at the Closing, as adjusted pursuant to the Transaction Agreement. A member that is a Securities Holding Company (as defined in the Operating Agreement) may transfer its interests in Clearwire Communications through the transfer by the holder of 100% of the securities in such Securities Holding Company of all of its securities in such Securities Holding Company, subject to certain restrictions.

Preemptive Rights

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If Clearwire Communications proposes to issue any new equity securities, other than in certain issuances, each member of Clearwire Communications, including ERH but excluding the Issuer, has the right to purchase its pro rata share of such equity securities, based on the number of equity securities held by such holder before such issuance. ERH’s pro rata share will be determined based on the number of equity securities that correspond to the number of shares of Common Stock that ERH would have been entitled to purchase as its pro rata share under the Equityholders’ Agreement had the issued equity securities been Common Stock issued by the Issuer.

Rights of First Offer

If a member desires to transfer any of its Clearwire Communications Common Interests to a person other than a member or permitted transferee of such member, it must first offer to sell such Clearwire Communications Common Interests to the other members (and to ERH) on the same terms and conditions as it had proposed to make such transfer. The subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their ownership of Clearwire Communications Common Interests. If the other members accept the offer, collectively, for all but not less than all of the subject Clearwire Communications Common Interests, the members will consummate such purchase. If the offer to the other members is over-subscribed, the subject Clearwire Communications Common Interests will be allocated among the accepting members pro rata based on their then ownership of Clearwire Communications Common Interests. If the offer to the other members is not fully subscribed, the offer shall be deemed to have been rejected and the selling member may proceed with the proposed sale, subject to certain limitations. If ERH exercises its right of first offer and acquires Clearwire Communications Common Interests, then, if not previously admitted as a member, it will be admitted as a member of Clearwire Communications by the managing member. Certain transfers are not subject to this right of first offer, however, including transfers that are part of a business combination that constitutes a change of control of the Issuer or Clearwire Communications and certain “spin-off” transactions.

Tag-Along Rights

If the Principal Member (as defined in the Operating Agreement) elects to sell all or any portion of its Clearwire Communications Common Interests (the “Sale Interests”), in a transaction after which the transferee would hold voting power of Clearwire Communications greater than 50% of the voting power that Sprint has at the Closing, as adjusted pursuant to the Transaction Agreement, each other member (excluding the Issuer, but including ERH if ERH has become a member) will have the option to sell a pro rata portion of its Clearwire Communications Common Interests, instead of the Sale Interests, and the number of Sale Interests to be sold by the Principal Member will be reduced by the applicable number of Clearwire Communications Common Interests to be included in the sale by the other members.

Other Tax Matters

The Operating Agreement provides that Clearwire Communications will be treated as a partnership for federal and all applicable state and local income tax purposes unless the Issuer

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causes Clearwire Communications to be treated other than as a partnership in accordance with, and subject to the conditions of, the Equityholders’ Agreement.

Unless there is a “bona fide non-tax business need” (as defined in the Operating Agreement) for doing so, Clearwire Communications and its subsidiaries are precluded from entering into a taxable disposition of former Issuer assets or former Sprint assets that are intangible property and that would cause the recognition of built-in gain in excess of $10 million to be allocated to the Issuer or Sprint under Section 704(c) of the Code during any period of 36 months. Certain notification procedures must be complied with prior to Clearwire Communications entering into such a disposition.

If Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset, subject to certain exceptions, Clearwire Communications is required, upon request by Sprint, to make a tax loan to Sprint on specified terms. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built-in gain assets occurs, multiplied by specified tax rates. Interest on any tax loan will be payable by Sprint semiannually at a specified floating rate.

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The foregoing summaries of certain provisions of the Equityholders’ Agreement, the Registration Rights Agreement and the Operating Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibit 99.3, 99.4, and 99.5, respectively, hereto and each is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1

Transaction Agreement and Plan of Merger dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.2

Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.3

Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc.,

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Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.4

Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.5

Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 8, 2008	INTEL CORPORATION
	By:	/s/ Arvind Sodhani
Arvind Sodhani
Executive Vice President
President, Intel Capital

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SCHEDULE A

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Craig R. Barrett	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Andy D. Bryant	Executive Vice President Finance and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Sean M. Maloney	Executive Vice President Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.K.

David Perlmutter	Executive Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Patrick P. Gelsinger	Senior Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

D. Bruce Sewell	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Thomas M. Kilroy	Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

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NON-EMPLOYEE DIRECTORS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the non-employee directors of the Reporting Person are as set forth below.

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A.

Carol Bartz	Executive Chairman of the Board Autodesk, Inc.	111 McInnis Parkway San Rafael, California 94903	U.S.A.

Susan L. Decker	President, Yahoo! Inc.	701 First Avenue Sunnyvale, CA 94089	U.S.A.

D. James Guzy	Chairman, SRC Computers, Inc.	4240 North Nevada Avenue Colorado Springs, CO 80907	U.S.A.

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A.

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	201 Spear Street Suite 1150 San Francisco, CA 94105	U.S.A.

Jane E. Shaw	Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A. / U.K.

John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	712 Fifth Avenue, 23rd Floor New York, NY 10019	U.S.A.

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A.

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EXHIBIT INDEX

Exhibit	Description

99.1

Transaction Agreement and Plan of Merger dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.2

Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.3

Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.4

Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

99.5

Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008).

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